SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2008

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated November 13, 2008	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: November 14, 2008	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS WITH TIETONG

INCREASE IN ANNUAL CAPS

Reference is made to the announcement of the Company dated 25 May 2008 in respect of the reform of the structure of the telecommunications sector and the announcements dated 13 December 2007 and 27 August 2008 in respect of the 2008–2010 Telecommunications Services Agreement between the Company and CMCC, the ultimate controlling shareholder of the Company.

Pursuant to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector jointly issued by the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance of the PRC on 24 May 2008, TieTong became a wholly-owned subsidiary of CMCC and hence a connected person of the Company.

On 13 November 2008, the Company, CMCC and TieTong entered into the Tripartite Agreement, pursuant to which the rights and obligations of CMCC in respect of the interconnection and settlement arrangements under certain interconnection settlement agreements between CMCC and TieTong were transferred to the Company. Pursuant to the Tripartite Agreement, each of the Company and TieTong will make settlement payments to each other in respect of calls made or received by their respective subscribers. The amounts of settlement charges payable and receivable by the Company under the Tripartite Agreement for the year ending 31 December 2008 are expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. The amounts of settlement charges payable and receivable by the Company under the Tripartite Agreement for the year ending 31 December 2009 are expected not to exceed RMB480 million (equivalent to approximately HK$547 million) and RMB450 million (equivalent to approximately HK$513 million), respectively. Accordingly, these amounts are set as the annual caps for the transactions under the Tripartite Agreement for the year ending 31 December 2009.

In view of the Group’s continued business growth and in order to better utilise the strengths of TieTong and the Company through their business cooperation, the Company expects that its subsidiaries will engage the services of TieTong in the areas of telecommunications project planning, design and construction, telecommunications line and pipeline construction and telecommunications line maintenance. These services and their provision by CMCC and its subsidiaries are regulated by the 2008–2010 Telecommunications Services Agreement between CMCC and the Company. As a result, the Directors consider that the annual caps in respect of the 2008–2010 Telecommunications Services Agreement for the years ending 31 December 2008 and 31 December 2009 are no longer sufficient. On 13 November 2008, the Directors resolved to increase the annual caps in respect of the 2008–2010 Telecommunications Services Agreement for the years ending 31 December 2008 and 2009 by RMB150 million (equivalent to approximately HK$171 million) and RMB200 million (equivalent to approximately HK$228 million), respectively, and the annual cap for the year ending 31 December of 2010 remains unchanged. After the increase, the annual caps in respect of 2008– 2010 Telecommunications Services Agreement for the years ending 31 December 2008, 2009 and 2010 shall be RMB4,350 million (equivalent to approximately HK$4,958 million), RMB4,500 million (equivalent to approximately HK$5,129 million) and RMB4,400 million (equivalent to approximately HK$5,015 million), respectively.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps for the Tripartite Agreement and the revised annual caps for the 2008–2010 Telecommunications Services Agreement are on an annual basis, above 0.1% but below 2.5%, the Tripartite Agreement and the 2008–2010 Telecommunications Services Agreement are subject to the reporting and announcement requirements only and are exempt from the independent shareholders’ approval requirements under the Listing Rules.

Details of the Tripartite Agreement and the 2008–2010 Telecommunications Services Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

BACKGROUND

Reference is made to the announcement of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) dated 25 May 2008 in respect of the reform of the structure of the telecommunications sector. Pursuant to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector jointly issued by the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance of the People’s Republic of China (the “PRC”) on 24 May 2008, China TieTong Telecommunications Corporation (“TieTong”) became a wholly-owned subsidiary of China Mobile Communications Corporation (“CMCC”), the ultimate controlling shareholder of the Company holding indirectly approximately 74.28% of the total issued and outstanding share capital of the Company. Accordingly, TieTong became a connected person of the Company.

Reference is also made to the announcement of the Company dated 13 December 2007 where the board of directors of the Company (the “Board”) announced that the Company had entered into a renewal agreement (the “2008–2010 Telecommunications Services Agreement”) with CMCC in relation to the provision of certain telecommunications equipment and services (which include telecommunications project planning, design and construction services, telecommunications line and pipeline construction services and telecommunications line maintenance services) (the “Telecommunications Services”) from CMCC and its subsidiaries, as well as the sales of transmission towers and spare parts from and the provision of related installation and maintenance services by, subsidiaries of CMCC to subsidiaries of the Company. On 27 August 2008, the Company issued a further announcement stating that the annual caps for the 2008–2010 Telecommunications Services Agreement were revised and increased to RMB4,200 million (equivalent to approximately HK$4,787 million), RMB4,300 million (equivalent to approximately HK$4,901 million) and RMB4,400 million (equivalent to approximately HK$5,015 million) for each of the years ending 31 December 2008, 2009 and 2010, respectively.

TRIPARTITE AGREEMENT AND INTERCONNECTION SETTLEMENT ARRANGEMENTS

TieTong is a fixed line telecommunications operator in the PRC. From January 2002 to December 2007, CMCC entered into a series of interconnection settlement agreements (collectively, the “Interconnection Settlement Agreements”) with TieTong to regulate the interconnection of the networks of CMCC and TieTong and the settlement of charges for various telecommunications services, including IP phone calls, long distance calls, international telephone service and dial-up service. On 13 November 2008, the Company, CMCC and TieTong entered into an agreement (the “Tripartite Agreement”), pursuant to which the rights and obligations of CMCC under the Interconnection Settlement Agreements were transferred to the Company. Pursuant to the Tripartite Agreement, each of the Company and TieTong will make settlement payments to each other in respect of calls made or received by their respective subscribers. The Tripartite Agreement shall expire on 31 December 2009, and unless the parties agree otherwise, the Tripartite Agreement shall automatically be renewed for periods of one year. Details of the interconnection settlement arrangements between the Company and TieTong are set out below:

1.	For local network calls and long distance calls between GSM mobile call subscribers of the Company and trunk call subscribers of TieTong, the calling party makes a settlement payment to the called party at the rate of RMB0.06 per minute;

2.	For IP phone inter-network calls, TieTong makes a settlement payment to the Company at different rates of RMB0.06, RMB0.54 or RMB0.64 per minute, depending on the location where the calls are routed into the network of the Company;

3.	For calls from subscribers of the Company to 102199 voice mailbox or 10261/10262 Call Centre of TieTong, the Company makes a settlement payment to TieTong at the rate of RMB0.06 per minute;

4.	For the use of TieTong’s debit cards by subscribers of the Company and the use of certain specific numbers (such as 17995 and 17996) by the subscribers of TieTong to make calls to the subscribers of the Company, TieTong makes a settlement payment to the Company at the rate of RMB0.06 per minute;

5.	In respect of IDD call service, 197 long distance call service and 197300 debit card call service, TieTong makes a settlement payment to the Company at different rates of RMB0.06, RMB0.54 or RMB0.64 per minute, depending on the location of the calling party and the location where the incoming calls route into the network.

The amounts of settlement charges payable and receivable by the Company under the Tripartite Agreement for the year ending 31 December 2008 are expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The aggregate settlement payments made by CMCC to TieTong for the years ended 31 December 2005, 31 December 2006 and 31 December 2007 were RMB273.60 million (equivalent to approximately HK$311.85 million), RMB376.09 million (equivalent to approximately HK$428.67 million) and RMB452.36 million (equivalent to approximately HK$515.61 million), respectively, and the aggregate settlement payments made by TieTong to CMCC for the years ended 31 December 2005, 31 December 2006 and 31 December 2007 were RMB215.83 million (equivalent to approximately HK$246.01 million), RMB306.26 million (equivalent to approximately HK$349.08 million) and RMB383.25 million (equivalent to approximately HK$436.84 million), respectively.

Based on the historical level of the settlement payments made by CMCC to TieTong and the settlement payments made by TieTong to CMCC and taking into account the continuous growth of the subscriber base and voice usage volume of the Company, the Company expects that the amounts of settlement charges payable and receivable by the Company under the Tripartite Agreement for the year ending 31 December 2009 will not exceed RMB480 million (equivalent to approximately HK$547 million) and RMB450 million (equivalent to approximately HK$513 million), respectively. Accordingly, these amounts are set as the annual caps for the transactions under the Tripartite Agreement for the year ending 31 December 2009.

The directors (including independent non-executive directors) of the Company (the “Directors”) are of the view that the Tripartite Agreement was entered into after arm’s length negotiation between the Company, TieTong and CMCC and reflect normal commercial terms. The Directors are also of the view that the terms of, and the proposed annual caps for, the Tripartite Agreement are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

INCREASE IN ANNUAL CAPS OF THE 2008–2010 TELECOMMUNICATIONS SERVICES AGREEMENT FOR THE YEARS ENDING 31 DECEMBER 2008 AND 31 DECEMBER 2009

Pursuant to the 2008–2010 Telecommunications Services Agreement, subsidiaries of the Company obtain Telecommunications Services from CMCC and its subsidiaries, while subsidiaries of CMCC sell transmission towers and spare parts and provide related installation and maintenance services to subsidiaries of the Company. As TieTong is a wholly-owned subsidiary of CMCC, the 2008–2010 Telecommunications Services Agreement also covers Telecommunications Services provided by TieTong to the subsidiaries of the Company. In view of the Group’s continued business growth and in order to better utilise the strengths of TieTong and the Company through their business cooperation, the Company expects that its subsidiaries will obtain Telecommunications Services from TieTong.

As a result, the Directors consider that the annual caps in respect of the 2008–2010 Telecommunications Services Agreement for the years ending 31 December 2008 and 31 December 2009 are no longer sufficient. On 13 November 2008, the Directors resolved to increase the annual caps in respect of the 2008–2010 Telecommunications Services Agreement for the years ending 31 December 2008 and 2009 by RMB150 million (equivalent to approximately HK$171 million) and RMB200 million (equivalent to approximately HK$228 million), respectively, and the annual cap for the year ending 31 December of 2010 remains unchanged. The increase in annual caps is estimated with reference to the expected level of Telecommunications Services to be obtained from TieTong after taking into account the qualification and scope of services that can be offered by TieTong. After the increase, the annual caps in respect of 2008–2010 Telecommunications Services Agreement for the years ending 31 December 2008, 2009 and 2010 shall be RMB4,350 million (equivalent to approximately HK$4,958 million), RMB4,500 million (equivalent to approximately HK$5,129 million) and RMB4,400 million (equivalent to approximately HK$5,015 million), respectively.

The level of service charges paid by the Company for Telecommunications Services and the amounts paid by the Company for the purchase of transmission towers and spare parts under the 2008–2010 Telecommunications Services agreement up to the date of this announcement has not exceeded the previous annual cap as disclosed in the announcement issued by the Company on 27 August 2008.

Other than the increase in the annual caps for the years ending 31 December 2008 and 2009, the terms and conditions of the 2008–2010 Telecommunications Services Agreement remain unchanged.

The Directors are of the view that the proposed revised annual caps for the years ending 31 December 2008 and 2009 are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company. As TieTong is a wholly-owned subsidiary of CMCC, CMCC and TieTong are connected persons of the Company and the transactions contemplated under the Tripartite Agreement and the 2008–2010 Telecommunications Services Agreement constitute continuing connected transactions for the Company under Rule 14A.34 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The transactions under the Tripartite Agreement and the 2008–2010 Telecommunications Services Agreement are carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps for the Tripartite Agreement and revised annual caps for the 2008–2010 Telecommunications Services Agreement, are on an annual basis, above 0.1% but below 2.5%, the Tripartite Agreement and the 2008–2010 Telecommunications Services Agreement are subject to the reporting and announcement requirements only and are exempt from the independent shareholders’ approval requirements under the Listing Rules.

Details of the Tripartite Agreement and the 2008–2010 Telecommunications Services Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

The Group had no other transactions with CMCC prior to the entering into of the Tripartite Agreement and the 2008–2010 Telecommunications Services Agreement which required aggregation with these agreements under Rule 14A.25 of the Listing Rules.

GENERAL INFORMATION

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in China.

TieTong is one of the fixed-line telecommunications operators in China.

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contain translations between Renminbi and Hong Kong dollars at RMB1.00 = HK$1.13982. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 13 November 2008

As at the date of this announcement, the Board comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive Directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive Directors and Mr. Paul Michael Donovan as a non-executive Director.